Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2007

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at February 13, 2008, and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three and nine months ended December 31, 2007 and 2006, and with the audited consolidated financial statements and notes thereto of the Company for the year ended March 31, 2007. These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and it’s Annual Information Form on Form 20-F for the year ended March 31, 2007 filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring and permitting a diamond deposit located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Joint Venture over certain AK leases located in the NWT. The Company and its partner, Camphor Ventures Inc., entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. If called on to fully fund a definitive feasibility study, De Beers Canada can increase its interest to 55 percent upon the completion of a feasibility study. If called on to fully fund the mine’s construction, De Beers Canada can increase its interest to 60 percent following the commencement of commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalised to date.

Project Technical Study

The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake in Canada’s Northwest Territories. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review is continuing, and is expected to be completed by the second quarter of 2008.

Exploration

In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué project. The focus of the program, which is being managed by the project operator De Beers Canada, was to upgrade the diamond resource of the North Lobe of the 5034 kimberlite pipe to the “indicated mineral resource” category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the operator. Twenty-five of 31 planned core drill holes were completed.

Starting in the summer of 2006, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31. The results of the core drilling program were announced in January 2007.

In December 2006, the Company was advised by the project operator, De Beers Canada, that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 were delayed until 2008.  No suitable drilling operator was willing to undertake the large diameter drilling program during 2007.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153
Tuzo	Inferred	10,550,000	12,152,000	115
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135

                                                1. Resource cut-off is 1.5mm

The Joint Venture undertook an extensive core drilling program at the Tuzo kimberlite over the winter of 2006/2007 as part of a $30.8 million 2007 budget for the Gahcho Kué project.  The Tuzo core drilling program, which comprised 26 drill holes over 8,576 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe, was designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource.  Twenty core holes were drilled to 300 meter depths and six holes were drilled to 400 meter depths. The results from the core drilling program are expected to be adequate to upgrade the Tuzo geological model in early 2008.

The 2007 Tuzo winter core drilling program was completed in mid-April 2007, and was considered to be successful.  Preliminary results of the drill program indicate substantial flaring to depth of the Tuzo kimberlite. In addition, four of six deep (400 meter) drill holes terminated in kimberlite confirming substantial flaring and continuity of the Tuzo kimberlite to depth.

In addition, a five-hole core drilling program between the North and East lobes of the 5034 kimberlite was also completed successfully confirming the continuity of the kimberlite between the two lobes. According to De Beers Canada, confirmation of the kimberlite continuity provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe.

On November 6, 2007, the Company announced the results of the 2007 core drilling program. The micro-diamond results from both the Tuzo core drilling program, and the 5034 East Lobe large diameter drilling program, are contained in Table 1 below.

Table 1
2007 Core Drilling Data

KIMBERLITE PIPE	DRILL HOLE	NUMBER OF SAMPLES	KIMBERLITE WEIGHT (kg)	TOTAL CARATS	DIAMOND COUNT (>500 microns)	DIAMOND COUNT (>75 microns <500 microns)	GRADE (carats per tonne)
5034 East	MPV-07-294C	17	137.16	0.33396	44	822	2.43
5034 East	MPV-07-296C	22	177.39	0.93407	93	1,601	5.27
5034 East	MPV-07-298C	23	186.76	1.01638	78	1,514	5.44
5034 East	MPV-07-303C	23	170.52	1.18237	119	1,625	6.93
5034 East	MPV-07-305C	25	202.67	1.53402	97	2,079	7.57
Tuzo	MPV-07-278C	18	144.94	0.92679	61	646	6.39
Tuzo	MPV-07-279C	29	234.73	0.58303	63	873	2.48
Tuzo	MPV-07-280C	21	139.97	0.48471	36	546	3.46
Tuzo	MPV-07-281C	17	137.03	0.23868	29	328	1.74
Tuzo	MPV-07-282C	14	113.13	0.21885	25	465	1.93
Tuzo	MPV-07-283C	1	8.03	0.00312	0	25	0.38

Tuzo	MPV-07-284C	12	96.92	0.16921	15	302	1.75
Tuzo	MPV-07-285C	13	113.07	0.17032	21	284	1.51
Tuzo	MPV-07-286C	8	61.85	0.36773	19	281	5.95
Tuzo	MPV-07-287C	2	16.13	0.28579	17	158	17.72
Tuzo	MPV-07-288C	11	85.39	0.16157	17	333	1.89
Tuzo	MPV-07-290C	3	24.21	0.20846	8	138	8.61
Tuzo	MPV-07-291C	15	121.67	0.59719	38	507	4.91
Tuzo	MPV-07-292C	22	173.23	0.78993	48	725	4.56
Tuzo	MPV-07-293C	7	56.99	0.23490	15	248	4.12
Tuzo	MPV-07-295C	19	153.33	0.84881	43	653	5.54
Tuzo	MPV-07-297C	29	233.71	0.54876	57	801	2.35
Tuzo	MPV-07-299C	22	170.44	0.36047	36	456	2.11
Tuzo	MPV-07-300C	15	116.19	0.51684	28	440	4.49
Tuzo	MPV-07-301C	22	172.10	0.86286	63	1,000	5.01
Tuzo	MPV-07-302C	23	185.82	0.59459	30	517	3.20
Tuzo	MPV-07-304C	3	24.19	0.07188	12	237	2.97
Tuzo	MPV-07-306C	14	112.68	0.26088	27	418	2.32
Tuzo	MPV-07-307C	7	52.29	0.29787	23	260	5.70
Tuzo	MPV-07-308C	9	64.71	0.45329	32	631	7.00
Tuzo	MPV-07-309C	8	58.05	0.40063	30	308	6.90

•	Bottom sieve size 75 microns
•	Diamond grades are included for illustrative purposes only
•	Micro-diamond processing conducted at the Saskatchewan Research Council Geoanalytical Laboratory.

Based on the results of the 2007 core drilling program, the project operator has provided the following kimberlite volume update for the Gahcho Kué project:

Kimberlite	2005 Volume Estimate (‘000’s cubic meters)	2007 Volume Estimate (‘000’s cubic meters)	Difference
5034 Indicated	3,301	3,183	-4%
Inferred	1,934	2,192	+13%
Hearne Indicated	2,262	2,262	-
Inferred	594	594	-
Tuzo Inferred	4,337	5,080	+17%

•	Reported above 121 masl
•	Excludes 5034 kimberlite south-west corridor

The project operator is currently updating the resource models for the Tuzo, 5034 and Hearne kimberlites and the operator has advised the Company that the update of the geology and resource models will be completed at the end of the first quarter 2008.  Classification of the resource and review of this work will take place early in the second quarter of 2008, when the final results will be released.  The finalization of the Tuzo diamond revenue model will depend on the success of the 2008 Tuzo bulk sampling program and is expected to be completed by the end of the first quarter of 2009.

The Joint Venture undertook a land-based large diameter (5.75 inch) core drilling program at the 5034 North Lobe during the summer of 2007 to extract 60 tonnes required to recover a 100 carat diamond sample.  The budget of $8.2 million dollars for this 5034 North bulk sampling program was approved by the Joint Venture in May 2007.

On November 6, 2007, the Company announced that the 2007 large diameter core drilling at the 5034 North Lobe concluded at the end of October.  Five of the originally planned six large diameter core holes were completed, recovering approximately 33 tonnes of kimberlite. Despite the smaller than expected recovery of kimberlite, the project operator is nonetheless confident that sufficient diamonds were recovered to enable revenue modeling of the 5034 North Lobe to be completed to support the upgrade of the 5034 North Lobe to the “indicated mineral resource” category, which is anticipated during the second quarter of 2008.

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced.  The program is using two 24-inch drill rigs, and will drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats.  Seven of the holes will be drilled to depths of approximately 100 meters and the remaining two holes will be drilled to depths of approximately 300 meters.  The drilling commenced in late January and is expected to be completed within 60 days.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué joint venture, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral. De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT. On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVIERB has now commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  It is anticipated that the Gahcho Kué EIS will be filed during mid 2008.

Retraction of Gahcho Kué Project Economics

On August 27, 2007, the Company announced that it was retracting all previous references to the economics of the Gahcho Kué diamond project derived from the 2005 Study Report, which is a preliminary economic assessment produced by AMEC Americas Ltd. and DeBeers Canada under the direction of the Gahcho Kué project operator,  De Beers Canada.

This retraction was made at the request of the Ontario Securities Commission (“OSC”) which advised the Company that disclosure of the Gahcho Kué project economics requires the filing of a technical report in compliance with National Instrument 43-101 ("NI 43-101").   The 2005 Study Report provided to Mountain Province by De Beers Canada contains AMEC/De Beers Canada’s estimates of capital and operating costs and was not prepared in the required technical report format stipulated under NI 43-101. Shareholders should not rely on the 2005 Study Report or any references thereto in materials previously disclosed by the Company.

At the same time, Mountain Province clarified the diamond valuation figures presented by the Company.  The estimated values for the Gahcho Kué diamonds as provided by De Beers Canada for the bulk sample diamonds were US$77 per carat for the indicated resource portion of the bulk sample and US$71 per carat for the inferred portion of the diamonds based on the DeBeers June 2005 price book.

As previously reported, Mountain Province contracted WWW International Diamond Consultants to perform an independent analysis of the bulk sample diamonds.  The WWW report, which was prepared in June 2006, indicated an average price of US$83 per carat for the entire parcel. Mountain Province continues to use this WWW valuation of the diamonds as the valuation of the Gahcho Kué diamonds.

Other diamond value prices previously referred to by the Company should be disregarded unless the specific basis of the derivation of the price is appropriately indicated.  Likewise, as all diamonds are sold in US$, all price references will be indicated in US$ terms going forward.

Other Exploration

In 2005, the Joint Venture retained four leases for the development of the Gahcho Kué project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp. in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué project), were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Summary of Quarterly Results

2008 Fiscal Year
	Third Quarter December 31, 2007	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest Income	$18,787	$25,986	$3,628
Expenses	(335,905)	(328,319)	(296,709)
Write-down of capital assets	-	-	(14,239)
Gain on sale of investment	-	1,075,420	-
Net income (loss)	(317,118)	773,087	(307,320)
Net income (loss) per share (basic and diluted)	(0.01)	0.01	(0.01)
Cash flow used in operations	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	1,682,329	1,993,082	298,058
Assets	75,271,686	75,597,578	75,785,466
Long term liabilities (future income taxes)	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil

2007 Fiscal Year
	Fourth Quarter March 31, 2007	Third Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006
Interest Income	$4,273	$6,709	$6,883	$6,075
Expenses	(377,295)	(290,857)	(489,200)	(204,585)
Write-down of long-term investments	-	(480,000)	-	-
Share of loss of Camphor Ventures	(80,884)	(62,382)	-	-
Net loss	(453,906)	(826,530)	(482,317)	(198,510)
Net loss per share (basic)	(0.01)	(0.01)	(0.01)	(0.00)
Cash flow used in operations	(169,999)	(203,977)	(247,009)	(357,541)
Cash and cash equivalents, end of period	179,970	559,589	661,459	989,161
Assets	41,615,827	41,862,959	42,536,795	35,404,815
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

2006 Fiscal Year
	Fourth Quarter March 31, 2006	Third Quarter December 31, 2005 (restated)	Second Quarter September 30, 2005	First Quarter June 30, 2005
Interest Income	$5,893	$5,614	$(361)	$1,027
Expenses	(519,483)	(242,321)	(251,420)	(118,837)
Write-down of long-term investments	-	-	(1,080,000)	-
Net loss	(513,590)	(236,707)	(1,331,781)	(117,810)
Net loss per share	(0.008)	(0.004)	(0.025)	(0.002)
Cash flow used in operations	(277,929)	(36,035)	(240,581)	(172,578)
Cash and cash equivalents, end of period	845,452	804,631	738,886	846,071
Assets	34,874,288	34,835,554	34,775,760	35,913,588
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

Three Months Ended December 31, 2007
The Company’s net loss during the three months ended December 31, 2007 was $317,100 or $0.01 per share compared with a net loss of $826,500 or $0.01 per share for the three months ended December 31, 2006.

Operating expenses were $335,900 for the quarter compared to $290,900 for the comparative quarter of the prior year.  The increase is attributed primarily to increased management and oversight activities undertaken with respect to the Company’s investment in the Gahcho Kué joint venture.

During the period ended December 31, 2006, the Company recognized $47,642 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current quarter.

In the three months ended December 31, 2006, the Company recorded an other than temporary write-down of its investment in 4,000,0000 Northern Lion shares in the amount of $480,000 and its proportionate share of the loss of Camphor Ventures of $62,400 as a result of its acquisition of its then 33.5% interest in the second quarter ended September 30, 2006.

Nine Months Ended December 31, 2007
The Company’s net income during the nine months ended December 31, 2007 was $148,600 compared with a net loss of $1,507,400 or $0.03 per share for the nine months ended December 31, 2006.  The net income for the nine months ended December 31, 2007 includes the Company’s gain on sale of its 4,000,000 common shares of Northern Lion of $1,075,400.  Without the gain on sale, the Company had a net loss for the six months of $926,800, or $0.016 per share.

Operating expenses were $960,900 for the nine months ending December 31, 2007 compared to $984,600 for the same period of the prior year.

Professional fees at $143,400 for the nine months ended December 31, 2007 include audit and tax preparation accruals and legal expenses.  They are reduced from $181,200 in the same period of the prior year which included various merger and acquisition activities.  Legal costs necessary in support of the Camphor take-over bid amounted to approximately $28,000 and were capitalised during the nine-month period ending December 31, 2007.

In the nine months ended December 31, 2007, the Company incurred Promotion and investor relations expenses in the amount of $79,800 compared to $126,900 to December 31, 2006.  The December 31, 2006 amount includes approximately $53,000 as retainer for the Company’s investor relations firm in 2006.  The investor relations retainer was terminated in November 2006.

During the nine-month period ended December 31, 2006, the Company recognized $172,900 of stock-based compensation expense related to options granted in November 2005 and January 2006, each vesting 50% immediately, and 50% at the one-year anniversary of their granting.  All options are exercisable and there is no stock-based compensation for the current year-to-date.

Other expenses have generally increased over the prior year primarily due to increased management and oversight activities undertaken with respect to the Company's investment in the Gahcho Kué joint venture, particularly during the third quarter.

CAMPHOR TAKE-OVER

On April 4, 2007, Mountain Province took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 common shares (approximately 93.3%) of Camphor’s shares outstanding on a non-diluted basis.

The Company extended its Offer to acquire all of the outstanding Camphor Securities until April 16, 2007. As a result of the extension of the Offer, the Company took up an additional 339,391 common shares of Camphor tendered, giving the Company ownership of approximately 14,223,900 shares of Camphor, or 95.6% on a non-diluted basis.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the balance of the Camphor securities, including its outstanding options.

The take-up of the Camphor shares resulted in the issuance of 3,784,778 Mountain Province common shares.  The take-up of the balance of the Camphor shares after the expiry of the Notice of Compulsory Acquisition on June 19, 2007 resulted in the issuance of 268,032 shares.  Finally, the take-up of 485,000 options of Camphor resulted in the issuance of 198,850 Mountain Province options.

In accordance with the terms of the Support Agreement with Camphor, Mr. Peeyush Varshney joined the Board of Directors of the Company in April 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $1,688,317 at December 31, 2007 ($179,550 as at March 31, 2007), and cash and cash equivalents of $1,682,329 ($179,970 at March 31, 2007).  The Company had no long-term debt at either December 31, 2007 or December 31, 2006. The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.

On July 10, 2007, the Company sold its 4,000,000 common shares in Northern Lion Gold Corporation for net proceeds of $1,995,420.  The Company expects that these net proceeds will allow it to finance its operations for the next two years.

During the nine months ended December 31, 2007, the Company received $47,051 by issuing 65,350 shares upon the exercise of stock options.  In the nine months ended December 31, 2006, the Company received $888,450 by issuing 650,000 shares upon the exercise of stock options.

Subsequent to the quarterend, the Company received approximately $94,000 from the exercise of stock options, resulting in the issuance of 82,000 common shares.

The Company does not have any exposure to asset-backed commercial paper.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In November 2005, the Company entered into a consulting agreement with the President and CEO of the Company. Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with the Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for nine months ended December 31, 2007 is $112,500 (2006 - $112,500) accrued or paid to the President and CEO of the Company for services rendered, and $85,088 (2006 - $48,337) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)           Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855. The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

b)           Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

c)           Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006. As part of the plan, the accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years. The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

FUTURE ACCOUNTING POLICY CHANGES

The Company will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008.

(a)        Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:
(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)        Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.  There will be no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)        Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements as it has not held significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM.   As at February 13, 2008, there are 59,870,881 shares issued, and 471,500 stock options outstanding expiring between April 30, 2008 and January 30, 2011.  There are an unlimited number of common shares without par value authorized to be issued by the Company.  In late January 2008, 82,000 stock options were exercised.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the nine months ended December 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President and CEO
February 13, 2008